Via EDGAR

June 7, 2022

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Kathleen Krebs

Re: Bubblr Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 4, 2022

File No. 333-262680

Dear Kathleen Krebs

I write on behalf of Bubblr, Inc, (the “Company”) in response to Staff’s letter of May 18, 2022, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 2 to Registration Statement on Form S-1, filed May 4, 2022 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment No. 2 to Form S-1

Cover Page

1. In response to prior comment 2, you disclose that the Selling Stockholders may sell their shares of common stock underlying the Series C Preferred and Warrants at a fixed price of $0.40 per share or, if quoted on the OTCQB, at prevailing market prices, prices related to prevailing market prices or at privately negotiated prices. Please include the shares being offered by White Lion Capital, LLC in this pricing disclosure on the prospectus cover page and in the Plan of Distribution.

In response to this comment, the Company included the shares being offered by White Lion in the pricing disclosure on the amended registration statement the cover page and in Plan of Distribution.

2. In response to prior comment 4, you revised your disclosure throughout the prospectus to state that the company may submit puts under the Equity Financing Agreement until the earlier of December, 31, 2022 or until $15 million worth of shares have been the subject of a purchase notice. As noted in prior comment 4, this is inconsistent with the terms of the Equity Financing Agreement. Please revise your disclosure to reflect the terms of the agreement.

In response to this comment, the Company corrected the mistake and included the terms of the Equity Financing Agreement in its disclosures throughout the amended registration statement.

Executive Compensation

Management Compensation, page 33

3. You disclose that on April 20, 2022, your board of directors approved the amended and restated employment agreements for your Chief Executive Officer and Chief Commercial Officer. Please file these employments agreements as exhibits and file an Item 5.02 Form 8-K.

In response to this comment, the Company included the Amended and Restated Employment Agreements as Exhibits to the amended registration statement and filed the same on Form 8-K under Item 5.02.

Exhibits

4. Please revise the legality opinion to reflect that the opinion relates to the resale by the selling stockholders of a total of 13,385,595 shares. In addition, please update the exhibit index to hyperlink to the updated legality opinion.

In response to this comment, the Company is registering 15,403,595 shares, as detailed in the amended registration statement. The Company included an updated opinion from counsel as Exhibit 5.1 to the amended registration statement.

Sincerely,

/s/ Rik Willard

Rik Willard

Chief Executive Officer

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